UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
ARKADIA INTERNATIONAL
(Name of Issuer)
     COMMON
(Title of Class of Securities)
04072T 10 1
(CUSIP Number)
Richard Cowan
2780 South Jones Blvd #3744
Las Vegas, NV 89146
702 499-6022

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
October 3rd, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04072T 10 1	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,950,100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,950,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93%
14.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. 04072T 10 1	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 ("Common Stock") of Arkadia International., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 848 N. Rainbow Blvd #3352, Las Vegas, Nevada 89107

Item 2.  Identity and Background.
 This Schedule 13D is being filed by Richard Cowan (the "Reporting Person"). The Reporting Person is an individual with a principal business address of 2780 South Jones Blvd #3744 Las Vegas, NV 89146

 During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.
 On October 3rd, 2014, the Reporting Person entered into an agreement for the sale of 6,950,100 shares of the Common Stock from Vladimir & Galina Shekhtman for a purchase price of $100,000.

Item 5.  Interest in Securities of the Issuer.
 Except as disclosed herein, during the sixty days prior to October 3rd, 2014, the Reporting Person did not engage in any transactions involving the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No. 04072T 10 1	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Cowan Richard Cowan Dated: October 28th, 2014